UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

55F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OneConnect Financial Technology Co., Ltd. Announces Resignation of Ms. Han Qiu

OneConnect Financial Technology Co., Ltd. (the “Company”) today announced that Ms. Han Qiu, a co-general manager of the Company, resigned from the Company for personal reasons, effective July 15, 2020. Ms. Qiu’s departure was not a result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Dr. Wangchun Ye, the Company’s chairman of the board and chief executive officer, would like to thank Ms. Qiu for her contribution and commitment to the Company’s work throughout her time in office, and wish her success in her future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Wangchun Ye
	Name:	Wangchun Ye
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 17, 2020